Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-158199-10

CREDIT SUISSE AG

Capped Reverse Prepaid Put Warrants Expiring December 22, 2010

Linked to the S&P 500 Index (W2)

BAH 581

Issuer:	Credit Suisse AG, acting through its Nassau Branch
Underlying:	Underlying	Initial Level	Weighting
	S&P 500 Index	1075	100%
Pricing Date:	June 9, 2010
Issue Date:	June 14, 2010
Observation Date†:	December 17, 2010
Expiration Date†:	December 22, 2010
Notional Amount:	USD 1,000 per warrant (110,000 warrants total)
Issue Price:	$82.78 per warrant (equal to 8.278% of the Notional Amount).
Maximum Payment:	$93.02 per warrant (equal to 9.302% of the Notional Amount).
Initial Level:	An intra-day level of the Underlying at approximately 11:45 a.m. on the Pricing Date, as determined by the Calculation Agent in its sole discretion.
Upper Strike Level:	850
Lower Strike Level:	750
Final Level:	The Special Opening Quotation of the Underlying on the Observation Date.
Payment at Expiration:

On the Expiration Date, the warrants will be exercised automatically and you will be entitled to receive a cash payment equal to the Cash Settlement Value. Any payment at expiration is subject to our ability to pay our obligations as they become due.

Cash Settlement Value:

With respect to each warrant, the Cash Settlement Value at expiration will be equal to:

•             If the Final Level is greater than or equal to the Upper Strike Level, the Maximum Payment.

•             If the Final Level is less than the Upper Strike Level and greater than the Lower Strike Level, an amount calculated as follows:

Maximum Payment – (the Notional Amount of $1,000 × Underlying Strike Return Change)

•             If the Final Level is less than or equal to the Lower Strike Level, $0.

If the Final Level is less than the Upper Strike Level and greater than the Lower Strike Level, you will lose a portion of your investment in the warrants at expiration.  If the Final Level is less than or equal to the Lower Strike Level, the warrants will expire worthless and you will lose your entire investment in the warrants.

Underlying Strike Change:	Upper Strike Level – Final Level Initial Level
Calculation Agent:	Credit Suisse International
Selling Commission:	0.00%
Form and Minimum Initial Purchase:

Registered warrants with an aggregate minimum initial investment of $100,000, resulting in a minimum initial purchase of 1209 warrants (after rounding) and increments of one warrant thereafter, each with a Notional Amount of $1,000.

Listing:	None
CUSIP:	22542D142

† Subject to postponement in the event of a market disruption event as described in the accompanying product supplement under “Description of the Warrants—Market disruption events.”
Credit Suisse has filed a registration statement (including an underlying supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read this communication together with the Underlying Supplement dated September 14, 2009, Product Supplement No. W-I dated December 14, 2009, Prospectus Supplement dated December 14, 2009 and Prospectus dated March 25, 2009, to understand fully the terms of the securities and other considerations that are important in making a decision about investing in the securities. You should, in particular, review the “Risk Factors” section of the product supplement, which sets forth a number of risks related to the securities. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse will arrange to send you the underlying supplement, product supplement, prospectus supplement and prospectus if you so request by calling toll free 1-800-221-1037.

June 9, 2010